

New York Stock Exchange
11 Wall Street
New York, NY 10005

September 8, 2020

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

Amendment to the Certification filed on August 17, 2020

To whom it may concern:

Please note: This certification amends the certification previously filed under accession number 0000876661-20-000672.

The New York Stock Exchange certifies its approval for listing and registration of the following securities of Cohn Robbins Holdings Corp. (formerly CSR Acquisition Corp.), under the Exchange Act of 1934.

- Units, each consisting of one Class A ordinary share and one-third of one redeemable warrant
- Class A ordinary shares, par value $0.0001 per share
- Redeemable warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50

Sincerely,

